# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: JANUS HENDERSON GROUP PLC, CIK 0001274173
CUSIP: G4474Y214
Title of class of securities: Ordinary Shares, $1.50 per share par value
Address of issuer's principal executive offices: 201 Bishopsgate, London, United Kingdom (X0), EC2M 3AE
Date of event which requires filing of this statement: 12/21/2025
Filed by CIK 0000225602
Persons authorized to receive notices and communications: Jaime Genua, 1295 State Street, Springfield, Massachusetts (MA), 01111, (800) 767-1000

## Reporting persons
- MASSACHUSETTS MUTUAL LIFE INSURANCE CO (CIK 0000225602): type of reporting person: insurance company (IC); citizenship or place of organization: Massachusetts (MA); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 9,283; shared voting power 0; sole dispositive power 9,283; shared dispositive power 0; aggregate amount beneficially owned 9,283 (0.1% of the class)
  Comment: The Reporting Person's beneficial ownership is less than 0.1%.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, $1.50 per share par value
Name of issuer: JANUS HENDERSON GROUP PLC
Address of issuer's principal executive offices: 201 Bishopsgate, London, United Kingdom (X0), EC2M 3AE
Comment: This Statement on Schedule 13D (this "Schedule 13D") relates to Ordinary Shares, $1.50 per share par value (the "Ordinary Shares"), of Janus Henderson Group plc, a public limited company organized under the Laws of Jersey (the "Issuer").

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by: Massachusetts Mutual Life Insurance Company ("MassMutual").

Information regarding each director and executive officer of MassMutual is set forth on Schedule I attached hereto as Exhibit 99.1 and is incorporated herein by reference in this Item 2.
Residence or business address: The principal business address of MassMutual is 1295 State Street, Springfield, MA, 01111.
Present principal occupation or employment: The principal business of MassMutual is that of a diversified financial services organization providing financial products and services that include mutual funds, money management, trust services, retirement planning products, life insurance, annuities, disability income insurance, and long-term care insurance.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: MassMutual is a Massachusetts mutual life insurance company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The securities reported herein were acquired through advisory accounts of MassMutual.

The information set forth or incorporated in Items 4 and 5 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
On December 21, 2025, the Issuer, Jupiter Company Limited, a company incorporated in Jersey ("Parent"), and Jupiter Merger Sub Limited, a company incorporated in Jersey ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the acquisition of the Issuer by Parent.

The Merger Agreement provides that, among other things, upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time ("Effective Time"), Merger Sub will merge with and into the Issuer (the "Merger") in accordance with the Companies (Jersey) Law 1991 (the "Companies Law"), with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of Parent.

Pursuant to the Merger Agreement, each Ordinary Share issued and outstanding immediately prior to the Effective Time (except for shares held by Parent and as otherwise provided in the Merger Agreement) will be converted into the right to receive $49.00 per Ordinary Share in cash, without interest (the "Merger Consideration").

If the Merger is consummated, the Issuer intends to delist the Ordinary Shares from the New York Stock Exchange and deregister such shares under the Exchange Act.

In connection with the Merger Agreement, on December 21, 2025, Parent, at the direction of Trian Fund Management, L.P. and its affiliates (collectively, "Trian") and General Catalyst Group Management, LLC and its affiliates (collectively, "General Catalyst" and, together with Trian, the "Sponsors"), entered into a preferred equity commitment letter (the "Equity Commitment Letter") with MassMutual. Pursuant to the terms of the Equity Commitment Letter, MassMutual has committed to contribute to Parent up to $1,000,000,000 at the closing of the Merger in exchange for certain preferred equity interests of TopCo (the "Transaction"), subject to the completion of the Merger and the satisfaction of customary conditions set forth in the Equity Commitment Letter.

The foregoing descriptions of the Merger Agreement and Equity Commitment Letter do not purport to be complete and are qualified in their entirety by reference to the text of such agreements, which with respect to (i) the Merger Agreement has been filed as an exhibit to the Issuer's Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2025, and (ii) the Equity Commitment Letter has been filed as an exhibit to this Schedule 13D, and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Calculations of the percentage of Ordinary Shares beneficially owned assumes that there are a total of 154,476,408 Ordinary Shares outstanding (as reported in the Form 10-Q filed by the Issuer on October 30, 2025).

The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Person and, for the Reporting Person, the number of Ordinary Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover page of this Schedule 13D and are incorporated herein by reference.

As of December 22, 2025, MassMutual may be deemed to beneficially own 9,283.527 Ordinary Shares held in advisory accounts over which a wholly-owned subsidiary of MassMutual may be deemed to have dispositive power. None of the Reporting Persons has any pecuniary interest in such 9,283.527 Ordinary Shares as such term is used for purposes of Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

By virtue of the Equity Commitment Letter, MassMutual and Trian may be deemed to be acting as a group for purposes of Rule 13d-5 under the Exchange Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that MassMutual and Trian are members of any such group. The beneficial ownership of MassMutual reported herein does not include any Ordinary Shares beneficially owned by Trian and MassMutual expressly disclaims beneficial ownership of all securities beneficially owned by Trian.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of Ordinary Shares referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: MassMutual has not effected any transactions in the Ordinary Shares during the past 60 days other than as described in this Schedule 13D and as set forth on Schedule II attached hereto.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth or incorporated in Items 3 and 4 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Preferred Equity Commitment Letter, dated as of December 21, 2025, by and among Massachusetts Mutual Life Insurance Company and Jupiter Parent Limited.

Exhibit 99.2 Schedule I to Schedule 13D

Exhibit 99.3 Schedule II to Schedule 13D

## Signatures
- MASSACHUSETTS MUTUAL LIFE INSURANCE CO: /s/ Jaime Genua, Jaime Genua, Assistant Secretary (12/23/2025)